EXHIBIT 4.41

The Investor Relations Group

LETTER OF AGREEMENT

February 20, 2001

Section 1. Services to be Rendered. The purpose of this letter (the "Agreement") is to set forth the terms and conditions on which The Investor Relations Group, Inc. ("IRG") agrees to provide ValueStar Corporation (the "Company") investor relations services. These services may include, but are not limited to: overall management of the corporate communications program of the Company; designing a corporate fact sheet that can readily be mass produced for distribution to brokers, analysts, and other industry personnel; securing one-on-one and group appointments with industry professionals for presentations by, for, and about Company management; targeted mailings; assistance with compiling promotional materials; editing news releases; advice on packaging the Company story; and, daily update reports.

Section 2. Fees. The Company shall pay to IRG for the services described herein a fee equal to $7,500.00 per month (the "Monthly Fee") during a period of 12 months beginning February 20, 2001 and ending February 19, 2002, unless this Agreement is sooner terminated by either party pursuant to Section 6 below. The Monthly Fee shall be paid on or before the fifth business day of each calendar month and pro-rated for any partial month.

Section 3. Additional Consideration. (a) As additional consideration for this Agreement, the Company agrees to issue and deliver to IRG warrants assignable to IRG officers and employees, granting IRG the right to purchase from the Company, subject to the terms and conditions of this Agreement, up to a maximum of 150,000 shares of the Company's Common Stock at a price per share equal to $1.00 (the "Shares"). Such warrants shall be issued and delivered by the Company to IRG no later than 15 business days from the date hereof.

                  (b) The right of IRG to purchase the Shares from the Company shall vest over a period of 2 years in accordance with the following schedule (the "Vesting Schedule"):

     -18,750 Shares may be purchased by IRG upon execution of this Agreement;

     -18,750 Shares may be purchased by IRG 3 months after execution of this Agreement;

     -18,750 Shares may be purchased by IRG 6 months after execution of this Agreement;

     -18,750 Shares may be purchased by IRG 9 months after execution of this Agreement ;

     -18,750 Shares may be purchased by IRG 12 months after execution of this Agreement;

     -18,750 Shares may be purchased by IRG 15 months after execution of this Agreement;

     -18,750 Shares may be purchased by IRG 18 months after execution of this Agreement; and

     -18,750 Shares may be purchased by IRG 21 months after execution of this Agreement.


         (c) The right of IRG to exercise the warrants issued pursuant to this Agreement and IRG's right to purchase the Shares shall expire 5 years from the date hereof. The foregoing Vesting Schedule is one of `cliff-vesting' and not pro-rata over the quarters delineated.

         (d) The Company is planning an S-3 registration and agrees to register the shares underlying the warrants pursuant to this registration statement. Otherwise the shares underlying the warrants shall have "piggyback" registration rights subject to the rights of senior holders of securities of the Company.

         (e) All other terms of the warrants shall be in accordance with ValueStar's normal terms and conditions applicable to warrants not issued to employees or investors.

Section 4. Expenses. In addition to all other fees payable to IRG hereunder, the Company hereby agrees to reimburse IRG for all reasonable out-of-pocket expenses incurred in connection with the performance of services provided by IRG hereunder. These out-of-pocket expenses shall include, but are not limited to: telephone, photocopying, postage, messenger service, clipping service, maintaining mailing lists, information retrieval service, wire services, monitoring advisory service, all production costs for press releases including paper, envelopes, folding, insertion and delivery to the post office, all reasonable travel and entertainment expenses, and all reasonable meeting expenses including rental of audio/visual equipment. No individual expenses over $500 will be expended without prior approval by the Company. Unless otherwise authorized by the Company in advance, in no event the expenses incurred by IRG in connection with this Agreement shall exceed, in the aggregate, $2,000 per month. The Company agrees to remit to IRG upon the execution of this Agreement a check in the amount of $10,000 to be deposited by IRG and credited to the Company against expenses incurred, on a permanent basis, throughout the term of this Agreement. From time to time, the Company will replenish the expense account as necessary to maintain a balance of $3,500. The balance of said deposit is fully refundable upon termination of this Agreement. A running invoice will be maintained of all expenses incurred and will be provided to Company on a monthly basis.

Section 5. Indemnification. Each of the Company and IRG agree to defend, indemnify and hold each other, their respective affiliates, stockholders, directors, officers, agents, employees, successors and assigns (each an "Indemnified Person") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgements, suits, costs, expenses and disbursements of any kind whatsoever (including, without limitation, reasonable attorneys' fees) arising solely from the Company's or IRG's breach of its respective obligations, warranties and representations under this Agreement. It is recognized and agreed by IRG and the Company that neither party shall have any liability hereunder arising from the other party's gross negligence or willful misconduct. It is further agreed that the foregoing indemnity shall be in addition to any rights that either party may have at common law or otherwise, including, but not limited to, any right to contribution.

Section 6. Term of Agreement. Either party may terminate this Agreement, with or without cause, at any time upon 30 days' prior written notice to the other party. Upon receipt of less than 30 days' notice, the balance of the 30 days' fees owed to IRG will be due on the termination date. Upon termination of this Agreement (the "Termination Date"), the Company's obligation to pay IRG the Monthly Fee and the right of IRG to purchase the Shares which at the Termination Date have not yet vested pursuant to the Vesting Schedule, shall be immediately terminated. The obligations of the Company and IRG under Sections 5 and 7 shall survive termination or breach of this Agreement, with or without cause, by either party. Prior to or immediately after February 20, 2002, IRG shall provide 30 days' advance written notice to the Company of any increase, in any, in fees for its services hereunder.

Section 7. Severability. In case any provision of this Agreement shall be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired thereby.

Section 8. Consent to Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of New York, and the parties hereby consent to the exclusive jurisdiction of the State and Federal Courts, located within the City, County and State of New York to resolve any disputes arising under this Agreement.

Section 9. Dispute Resolution. The parties will resolve any dispute arising out of or relating to this Agreement in a binding arbitration conducted under the auspices of the American Arbitration Association at a location within the City, County and State of New York.

Section 10. Other Services. If the Company desires additional services not included in this Agreement, any such additional services shall be covered by a separate agreement between the parties hereto.

Please evidence your acceptance of the provisions of this Agreement by signing the copy of this letter enclosed herewith and returning it to The Investor Relations Group Inc., 11 West 30th Street, 5th Floor, New York, NY 10001,
Attention: Dian Griesel, Ph.D., President & CEO.


         Very truly yours,

         /s/ Dian Griesel
         Dian Griesel
         President & CEO
         The Investor Relations Group, Inc.




ACCEPTED AND AGREED
AS OF THE DATE FIRST ABOVE WRITTEN:

ValueStar Corporation


/s/ Jim Stein
By: Jim Stein
CEO